Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that BNY Mellon Large Cap Stock Fund,
BNY Mellon Income Stock Fund, BNY
Mellon Mid Cap Multi-Strategy Fund, BNY
Mellon Small Cap Multi-Strategy Fund,
BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY
Mellon Asset Allocation Fund, BNY
Mellon International Appreciation Fund,
BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy
Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities
Fund, BNY Mellon National Municipal
Money Market Fund and BNY Mellon
Government Money Market Fund
(collectively the "Funds"), each a
series of BNY Mellon Funds Trust,
complied with the requirements of
subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of
1940 as of October 31, 2017, with
respect to securities reflected in the
investment accounts of the Funds.
Management is responsible for the
Funds' compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accounts (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of October 31, 2017, and
with respect to agreement of security
purchases and sales, for the period
from August 31, 2017 (the date of the
Funds' last examination) through
October 31, 2017:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
to the books and records of the Funds
and the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of October
31, 2017, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2016 to September 30,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Trustees of BNY Mellon
Funds Trust and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.

      /s/ KPMG LLP
New York, New York
August 1, 2018

	August 1, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of BNY
Mellon Large Cap Stock Fund, BNY Mellon
Income Stock Fund, BNY Mellon Mid Cap
Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging
Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon
International Appreciation Fund, BNY
Mellon Focused Equity Opportunities
Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon
Tax-Sensitive Large Cap Multi-Strategy
Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY
Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal
Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities
Fund, BNY Mellon National Municipal
Money Market Fund and BNY Mellon
Government Money Market Fund
(collectively the "Funds"), each a
series of BNY Mellon Funds Trust, are
responsible for complying with the
requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments
by Registered Management Investment
Companies" of the Investment Company
Act of 1940.  We are also responsible
for establishing and maintaining
effective internal controls over
compliance with those requirements. We
have performed an evaluation of the
Funds' compliance with the requirements
of subsections (b) and (c) of Rule 17f-
2 as of October 31, 2017 and from
August 31, 2017 (the date of the Funds'
last examination), through October 31,
2017.
Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017, and
from August 31, 2017 (the date of the
Funds' last examination), through
October 31, 2017, with respect to
securities reflected in the investment
accounts of the Funds.

BNY Mellon Funds Trust

Jim Windels
Treasurer



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